

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2014

<u>Via E-Mail</u>
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

      RE: **Hudson Global, Inc.**
             Preliminary Proxy Statement filed by Lone Star Value Investors, LP, et al.
             Filed on April 7, 2014
             File No. 000-50129

Dear Mr. Wolosky:

     We have reviewed your filing and have the following comment.

<u>Proposal Number 1: Election of Directors, page 11</u>

1.   We note your revisions in response to prior comment 4. Please revise to provide more detail regarding the "operational turnaround plan," which shareholder unfriendly provisions you will attempt to eliminate and how you intend to structure executive compensation. If you do not have a specific plan for each of these actions, please revise to disclose that fact. Please also revise to clarify how you intend to address the concern on page 8 regarding directors' lack of sufficient stock ownership.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Please direct any questions to Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641.

                        Sincerely,

                        /s/ Geoff Kruczek

                        Geoff Kruczek
                        Attorney-Advisor
                        Office of Mergers & Acquisitions